Exhibit 99.7
CERTIFICATIONS
Pursuant to Rule 13(a) or 15(d) under the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Pursuant to 18 U.S.C. 1350, the undersigned officers of Bank of Montreal (the “Bank”), hereby certify that, to his or her knowledge, (a) the annual report on Form 40-F for the period ended October 31, 2005 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and (b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Bank.

Date: December 18, 2006	/s/ T. Comper
F. Anthony Comper
President and Chief Executive Officer

Date: December 18, 2006	/s/ K.E. Maidment

Karen E. Maidment
Chief Financial and Administrative Officer